SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Settlement of Eletronorte Debentures

Rio de Janeiro, July 17, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras informs that, in addition to the material fact disclosed on June 18, 2025, Eletrobras hereby informs that, on this date, the public offering related to the 7th issuance of simple debentures, non-convertible into shares, unsecured, with additional surety guarantee, in three series, was settled. The total issuance amounted to R$ 2,000,000,000.00, and was carried out by its subsidiary Centrais Elétricas do Norte do Brasil S.A. – Eletronorte. These debentures benefit from the tax incentives provided for in Law No. 12,431/2011.

Eletronorte debentures were subject to a public distribution offering under the automatic registration procedure, carried out in accordance with Brazilian Securities and Exchange Commission (CVM) Resolution No. 160, dated July 13, 2022, and were exclusively offered to qualified investors, as defined under Articles 12 and 13 of CVM Resolution No. 30, dated May 11, 2021.

As part of the offering, Eletrobras undertook the role of guarantor and primary obligor, with the express waiver of certain surety rights, defenses, and release mechanisms of any nature, thereby assuming full and timely responsibility for all principal and ancillary obligations undertaken by Eletronorte.

The table below provides a summary of the final terms and the allocation of the Eletronorte debentures:

Issuer	Eletronorte
Guarantee	Surety by Eletrobras
Total Issuance Amount	R$ 2 billion
Issuance Type	Tax-incentivized (Lei 12,431/2011)
Interest Payments	Semiannual, with no grace period
Amortization	At maturity
Series	1st	2nd	3rd
Final term	7 years	7 years	10 years
Remuneration	13.2474%	IPCA+ 7.3146%	IPCA+ 7.2083%
Amount per Series	R$ 338,451,000	R$ 661,549,000	R$ 1,000,000,000

Concurrently with the aforementioned debenture issuance, Eletronorte also executed swap transactions, resulting in a final consolidated equivalent cost for this issuance, after the mentioned swaps, of CDI minus 0.56% per annum.

Further information regarding the issuance of the Eletronorte Debentures covered by this material fact can be found in the minutes of the meeting of Eletrobras' Board of Directors held on June 18, 2025, which are filed at the Company’s headquarters and available for consultation on the websites of the Brazilian Securities and Exchange Commission (CVM) (www.gov.br/cvm) and the Company (https://ri.eletrobras.com/).

Additionally, the offering documents related to the Eletronorte Offering that approved the issuance of the Eletronorte Debentures are also available on the CVM’s website and on Eletronorte’s website (https://www.eletronorte.com.br).

Eduardo Haiama

Vice-President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.